2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Appoints Neil O'Brien as Vice President Exploration

August 3, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) … Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce the appointment of Dr. Neil O'Brien as Vice President Exploration effective as of September 1, 2005.

Dr. O'Brien, born in Toronto, Canada, in 1960, has more than 20 years experience in the international mining industry. He holds a Ph.D. in Geological Sciences from Queen's University, Kingston, Ontario, Canada. A Canadian and British citizen, Dr. O'Brien began his career in the early 1980s in Mine Exploration with leading Canadian companies, including Kidd Creek Mines Ltd. Since 1990, Dr. O'Brien has held several positions within the Teck Cominco group, including, most recently, the position of General Manager, Minera Teck Cominco, with responsibility for managing corporate activities in Mexico, including two joint venture companies, in addition to the technical management of several early to advanced stage exploration programs. Dr. O'Brien has contributed to the discovery and delineation of several orebodies, including the Cerattepe Cu-Au-Ag VMS deposit in Turkey, and has global experience in zinc, copper and gold exploration.

Mr. Karl-Axel Waplan, President & CEO of Lundin Mining, commented, "We are very pleased to have Dr. O'Brien join our team. He brings very valuable experience and expertise in exploration and development of base metals assets on a global basis to our company. We look forward to draw upon this experience as we continue to build a world class exploration portfolio and step up the exploration activities even further."

Lundin Mining is a Canadian mining and exploration company with a focus in Europe. The Company is one of the world's leading producers of zinc. The main asset of Lundin Mining is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. In the beginning of 2005, Lundin Mining acquired the remaining outstanding shares of North Atlantic Natural Resources AB (NAN). NAN's primary asset is the Storliden copper and zinc mine in the Skellefte mining district of northern Sweden, which has been in production since 2002. By acquiring ARCON International Resources P.l.c. of Ireland, Lundin Mining added the Galmoy zinc -lead mine and extensive exploration acreage in the county of Kilkenny, Ireland, to its existing portfolio. Lundin Mining also holds a large copper/gold exploration project in the Norrbotten mining district in northern Sweden as well as exploration permits covering numerous exploration targets in the historical Skellefte mining district of northern Sweden.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:
Sophia Shane, Investor Relations - North America: (604) 689-7842 or
Karl-Axel Waplan, President & CEO : +46-705 -10 42 39